CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

June 19, 2009

CORRESP

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

Chris White, Branch Chief

Gary Newberry, Staff Accountant

George Schuler, Mining Engineer

Re:

China Natural Resources, Inc.

Form 20-F for the Year Ended December 31, 2007

Staff Letter of Comment dated June 5, 2009

SEC File No. 0-26046

Ladies and Gentlemen:

We are writing to respond to the Staff’s letter dated June 5, 2009 relating to our Annual Report on Form 20-F for the year ended December 31, 2007 (the “Annual Report”).

We respond to the Staff’s comments as follows:

Form 20-F for the Fiscal Year Ended December 31, 2007

Evaluation of Disclosure Controls and Procedures

1.

We note management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In light of the additional disclosures and restatement to be made based on our comments and your responses, please further consider the need to amend the Form 20-F to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year. If you determine such revision is not necessary, please tell us the facts and circumstances you considered in reaching your conclusion.

Response to Staff Comment 1:

In light of the matters identified in SEC comment letters received by the Company between September 2008 and June 2009, and in consideration of the Company’s Reponses to those letters, including the responses outlined below, management believes that the Company’s disclosure controls and procedures were effective at December 31, 2007, and that these disclosure controls and procedures were properly designed to ensure that information required to be disclosed in its Exchange Act reports was recorded, processed, summarized and reported, within the specified time periods. This conclusion is based primarily on the following:

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•

Management believes that all information available to the Company at December 31, 2007 was indeed subject to the Company’s disclosures controls and procedures, and this information was utilized in recording, processing, summarizing and reporting/ presenting the Company as a production stage entity, and in the Company’s accounting for its mining rights and reserves.

•

Notwithstanding its history of operations and profitability, the Company previously determined that its mining activities did not meet the requirements of Industry Guide 7 with respect to the disclosure of proven or probable reserves. Accordingly, the Company took the conservative approach and did not disclose proven or probable reserves. The Company does not believe that there is a basis, either within Industry Guide 7 or in SEC rules, regulations or interpretations, upon which to base disclosure of proven or probable reserves in the event the parameters of Industry Guide 7 do not exist. It was only following an SEC review of the Company’s feasibility studies that the Staff, in the exercise of its discretion, determined that the Company’s feasibility studies were sufficient to support the existence of probable reserves. Since the Company’s reference point was Industry Guide 7 and since the Company’s feasibility studies did not, on their face, meet the requirements of Industry Guide 7, the Company did not believe it was in a position to exercise the discretion that the Staff exercised in reaching a conclusion supporting the existence of probable reserves.

•

As a result of the foregoing, the Company has developed new estimates concerning its amortization of such mining rights, and has developed additional disclosures which the Company intends to present in future filings. This information however, was not available at December 31, 2007.

•

Under the foregoing circumstances, and the subjectivity of certain of the analyses considered by the Staff in it comments, the Company does not believe that there are material weaknesses or significant deficiencies in its disclosure controls and procedures so as to warrant a conclusion that disclosure controls and procedures were not effective at December 31, 2007.

•

The Company did consider whether its newly developed estimates and/or disclosures had any material impact on prior periods pursuant to SAB 99 and SAB 108, and determined that any such differences were not material (see Response to Staff Comment 3 below).

Note 2 – Summary of Significant Accounting Policies

(e) – Property and equipment, page F-12

2.

We have considered your response to our prior comments number seven, eight and ten in our letter of February 13, 2009. Capitalized costs for mineral rights that include prospecting and exploration permits, as described in EITF 04-2, should be amortized over the proven and probable reserves established and evaluated for impairment as required by Statement of Accounting Standards 142, paragraphs 12-14. Please revise your financial statements and footnotes accordingly.

Response to Staff Comment 2:

As of December 31, 2007, the net carrying value of the Company’s capitalized mineral rights (which the Company capitalized pursuant to EITF 04-02) are approximately RMB 583,000 (US$80,000).  As of

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December 31, 2007, the Company’s equity method investee, Hainan Nonferrous Metal, has capitalized mineral rights with a carrying value of approximately RMB 29,718,000 (US$4,073,000).  None of these capitalized mineral rights are supported by proven and/ or probable reserves. Therefore, the Company and its equity method investee have historically amortized these costs over the respective terms of the exploration rights.

Based on the discussion with the Staff on March 13, 2009, management determined that instead of amortizing such costs during each period, it is more appropriate to evaluate these costs for impairment each period.  Management believes that although the characterization has been amortization expense versus impairment charges each period, the net effect on the Company’s consolidated financial statements would not have been materially different.  The Company proposes to prospectively evaluate for impairment each period and characterize such expense as impairment charges in future periods.

3.

We have considered your response to our prior comment number nine in our letter of February 13, 2009 and your response to our prior comment in our letter of March 13, 2009. The amortization of your mining assets should be based on your reserve estimates as of December 31, 2004 for the Yang Chong Mine and as of December 13, 2005 for the Zao Yun Mine, and the reserves extracted and processed by your past mining activities, including the adjustments/upgrades you have made to your reserves due to any continuing exploration, geologic study, or sampling activities. Please revise your financial statements and footnotes accordingly.

Response to Staff Comment 3:

In response to the Staff’s comment, the Company will amortize its mining assets based on its reserve estimates as of December 31, 2004 for the Yang Chong Mine, and as of December 31, 2005 for the Zao Yun Mine, and the reserves extracted and processed by our past mining activities, including the adjustment/upgrades we have made to the reserves due to any continuing exploration, geologic study, or sampling activities.

The Company recalculated the amortization expense based on the revised reserve estimates for 2007, 2006 and 2005, and determined that the differences between the recalculated amounts of amortization each period and the amount recorded each period was approximately RMB 1,142,000 (US$157,000), RMB 1,208,000 (US$166,000), and RMB 1,201,000 (US$165,000) in 2007, 2006 and 2005, respectively.

In connection with these calculations, management has reviewed the requirements of SAB 99, “Materiality” and SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” for purposes of evaluating the materiality of the estimated amortization related to the Company’s mining rights. Management determined that the impact on the Company’s balance sheets is not material and the tax effected impact of the potential additional amortization is not significant in any of the impacted reporting periods. As such, management has concluded that it does not believe adjustments are necessary to the 2007, 2006 and 2005 consolidated financial statements.

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A summary of this analysis is as follows:

Discussion

The SEC pointed out in its comment letter dated June 5, 2009 that amortization of the mining rights shall be based on established probable reserves as the denominator.  This is different from our previous calculation which includes mineralized material as the denominator.  We do not believe this is an error, but rather a revision of our accounting policy in respect to the amortization of mining rights.  We believe the Company’s accounting, which reflects the adjustment to amortization expense as a cumulative ‘catch up’ is appropriate as there is no specific guidance in the current authoritative literature and the adjustments properly state accumulated amortization based on the mining rights.

Assessment of Materiality

SEC Staff Accounting Bulletin No. 99 – Materiality (“SAB 99”) is the relevant guidance to be applied to the facts of our situation.  SAB 99 states that both quantitative and qualitative factors are to be taken into consideration when assessing materiality.  Per SAB 99 “quantifying… the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.  Materiality concerns the significance of an item to users of a registrant’s financial statements.  A matter is ‘material’ if there is substantial likelihood that a reasonable person would consider it important.”

SAB 99 also refers to Statement of Financial Accounting Concepts No. 2, which defined materiality as “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

SAB 99 specifically states, “In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.  The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both ‘quantitative’ and ‘qualitative’ factors in assessing an item’s materiality.”

Quantitative Factors

An analysis of the numeric impact of the adjustments is as follows:

(Amount in thousands, except per share date)	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
	RMB	RMB	RMB
Carrying Value of Mining Rights
As reported	8,340 (US$1,033)	10,893 (US$1,396)	10,037 (US$1,375)
As adjusted	7,658 (US$949)	9,004 (US$1,154)	7,005 (US$960)
Difference	682 (US$85)	1,890 (US$242)	3,032 (US$416)
% thereon	8.17%	17.35%	30.21%

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(Amount in thousands, except per share date)	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
	RMB	RMB	RMB
Net Income
As reported	44,046 (US$5,458)	72,548 (US$9,295)	24,735 (US$3,390)
As adjusted	43,025 (US$5,331)	71,521 (US$9,163)	23,764 (US$3,257)
Difference	1,021 (US$127)	1,027 (US$132)	971 (US$133)
% thereon	2.32%	1.42%	3.93%

Basic EPS
As reported	4.41 (US$0.55)	6.36 (US$0.81)	1.86 (US$0.26)
As adjusted	4.31 (US$0.53)	6.27 (US$0.80)	1.79 (US$0.25)

Diluted EPS
As reported	4.36 (US$0.54)	5.26 (US$0.67)	1.43 (US$0.20)
As adjusted	4.26 (US$0.53)	5.19 (US$0.66)	1.37 (US$0.19)

Quantitatively, the adjustments will have an impact on the 2008 consolidated financial statements as the Company intends to apply prospectively the effect of adjustments in 2008.

Qualitative Factors

SAB 99 identifies certain qualitative considerations to take into account in assessing the materiality of an error which is not intended to be an exhaustive list. A summary of those considerations, and the Company’s analysis of the considerations to the case at hand is as follows:

1.

Is the misstatement subject to precise measurement? -   NO.

2.

Does the misstatement mask a change in earnings or other trends? – NO.

3.

Does the misstatement hide a failure to meet analyst’s expectations? – NO

4.

Does the misstatement change a loss into income or vice versa? – NO.

5.

Does the misstatement concern a segment or portion of the business playing a significant role in operations – N/A (the Company operated in only one segment through 2007.)

6.

Does the misstatement affect compliance with regulatory requirements? – NO

7.

Does the misstatement affect compliance with loan covenants or contractual requirements? – NO.

8.

Did the misstatement have the effect of increasing management compensation? – NO.

9.

Did the misstatement involve concealment of an unlawful transaction? – NO.

10.

Was the misstatement intentional?  NO.

An additional qualitative consideration is that the Company is an early stage company with very limited trading of its common stock. Management believes that investors are not currently evaluating the Company based primarily on operating results, but rather are focused on the amount of resource/ reserve that the Company possesses.

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Conclusion

As stated above, we do not believe this is an error, but rather a revision of the Company’s accounting policy on amortization of mining rights. Regardless, the impact of these adjustments are not material to the consolidated financial statements taken as a whole and management does not believe restatements on Form 20-F for December 31, 2005, 2006 and 2007 are necessary or meaningful.  We believe that the qualitative factors outweigh the quantitative factors under this set of facts and circumstances. The “bottom line” is we do not believe a reasonable person would have formed a different conclusion regarding the Company if the consolidated financial statements had been revised to include the differences discussed above at the time.

Our conclusion is based on the following factors. First, the Company is not currently valued on earnings or total assets. The factors most important to stakeholders (amount of resource/ reserve) were not affected by the adjustment. Second, while the adjustments may be quantitatively material in certain respects (December 31, 2007) it is not material in a number of others (December 31, 2005 and 2006) and a qualitative analysis of the quantitative impact also leads to a conclusion that the adjustment was not material. Specifically, we do not believe there is a meaningful difference between a RMB23.8 million (US$3.3 million) net income and a RMB24.7 million (US$3.4 million) net income for the year ended December 31, 2007, nor do we see a meaningful difference between a RMB7.0 million (US$1.0 million) in the carrying amount of mining right compared to a RMB10.0 million (US$1.4 million) balance as of December 31, 2007. Third, the adjustment had no bearing on contractual requirements, loan covenants, expectations, compensation nor did it conceal an unlawful transaction.  Fourth, the adjustment was a matter of judgment. Based upon all information known to management at December 31, 2008, management believed they were properly accounting for the transactions, and all published guidance on the relevant issues support management’s beliefs.

In connection with these calculations, we performed an analysis pursuant to the requirements of SAB 99, “Materiality” and SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” for purposes of evaluating the materiality of the estimated amortization related to mining rights. We have determined that the impact on the Company’s prior year consolidated balance sheets is not material and the tax effected impact of the potential amortization is not significant in any of the impacted reporting periods. As such we have concluded that no adjustments to the Company’s consolidated financial statements are necessary.

Note 13 – Concentration of risk, page F-23

4.

We have considered your response to our prior comment number 11. Based on the revised carrying value of your mining assets, tell us the facts and circumstances you considered in order to conclude that disclosure of the potential impairment of these assets under Statement of Position 94-6, paragraphs 12-19 is not required. Please address the uncertainty regarding the remaining probable reserves in your response.

Response to Staff Comment 4:

Although the Company believes it previously addressed risks and uncertainties pursuant to SOP 94-6, paragraphs 12-19, concerning its reserves in Item 3 to the 2007 Form 20-F, the Company’s management believes that these risks can also be more clearly presented in the notes to the consolidated financial statements.  Therefore, management proposes to include the following disclosure in the following sections of its 2008 consolidated financial statements:

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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves and value beyond proven and probable reserves that are the basis for future cash flow estimates utilized in impairment calculations, the estimated lives of the mineralized bodies based on estimated recoverable volume through the end of the period over which the Company has extraction rights that are the basis for units-of-production depreciation, depletion and amortization calculations; estimates of fair value for certain reporting units and asset impairments (including impairments of goodwill, long-lived assets and investments); write-downs of inventory to net realizable value; reserves for contingencies; and the fair value and accounting treatment of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

CONCENTRATION OF RISK

Estimates of Probable Reserves

Estimates of probable reserves are subject to considerable uncertainty. Such estimates are, to a large extent, based on the price of zinc/ iron and interpretations of geologic data obtained from drill holes and other exploration techniques. Producers use feasibility studies to derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating costs and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phase of exploration before production and, during that time, the economic feasibility of exploiting a discovery may change.

Engineering Comments:

5.

We received your reports that provided the basis for your reserve estimates as of December 31, 2004 for the Yangchong Mine and as of December 31, 2005 for the Zaoyun Mine. For the purposes of this filing you are classified as being in the production stage with operating mines and not an exploration company.

A conservative reading of the Yangchong Zinc-Iron Mine reserve reports indicates that the materials you indicated as classes 111b and 122b are synonymous with probable reserves due to operating status of your properties as of the date of acquisition and the subsequent profitable operation. This same interpretation may also be applied to the Zaoyun mine which has operated since 2001. The materials classed as 122 may also be classified as probable reserves based on this same conservative interpretation. All other materials classified as 333 may be labeled as mineralized material in your filing, as it has been delineated by appropriate

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drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metals.

Please adjust and update your reserve estimates to coincide to your current fiscal year, removing those reserves extracted and processed by your past mining activities, and including the adjustments/upgrades you have made to your reserves due to any continuing exploration, geologic study, and/or sampling activities which improves your geologic confidence such that some of your 333 or mineralized material may now be considered, at a minimum, probable reserves or economic classes 121, 121b, 122, 111 or 111b. Please describe these activities in your filing along with your updated reserve estimates.

Please note: Mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper or zinc or iron. In addition as footnotes or as part of your reserve tables, please disclose the following:

•

Your reserve incorporates losses for mine dilution and mining recovery.

•

The length of time mining activity will continue in years, based on current production levels and your proven and/or probable reserves.

•

Your metallurgical recovery factor for each of your mines.

•

All prices and current conversion factors used to estimates your reserves.

•

Your percent ownership of each mine and clarify whether quantities disclosed are for the entire mine/ deposit or just your share.

Response to Staff Comment 5:

As of December 31, 2007, the Group wholly owns two mine properties in the production stage, namely Yang Chong mine and Zao Yuan mine, in Wuhu City, Auhui Province, the PRC.  The reserve and mineralized material estimates of the two mines are appended below:

	As of December 31, 2007
	Probable Reserve	Mineralized Material
	(in metal tons)	(in ore tons)	(Average Quality)
Yang Chong mine
Zinc	8,689	-	-
Iron	232,375	-	-
Zinc-Iron	-	3,308,037	Zn: 5.15%; Fe: 44.89%
Zao Yuan mine
Iron	-	45,603	36.38%

Note: The probable reserve as of December 31, 2007 have been adjusted by removing those reserves extracted by the Company’s past mining activities. Based on the 2007 production levels, the length of the mining activity of our probable reserves for Yang Chong mine is approximately 5 years for iron and 2 years for zinc respectively. All of the probable reserves of Zao Yuan mine have been fully extracted as of December 31, 2007. The mine dilution loss and the mining recovery factor of Yang Chong mine are approximately 10% and 90%, respectively. The metallurgical recovery factor of Zinc and Iron are approximately 96% and 87%, respectively. The selling price used in estimating the probable reserve was RMB6,300 for zinc concentrates and RMB800 for iron concentrates.

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Assuming that the foregoing responses are acceptable to the Staff, and in view of the impending filing of the Company’s Form 20-F for the year ended December 31, 2008, the Company respectfully requests that it be permitted to incorporate its responses to all of the Staff’s comments, as documented by its prior submissions to the Staff, in the Form 20-F for the year ended December 31, 2008, and that the Company not be required to amend its Form 20-F for the year ended December 31, 2007 to include such information. While the additional disclosure to be included in response to Staff comments will provide expanded disclosure about the Company’s operations, to the extent that restatement of financial statements is not required, the Company does not believe that the additional narrative disclosure, in its totality, is material to the overall mix of disclosure contained in the 2007 Form 20-F and, in any event, such disclosure will now be superseded by the disclosure in the Form 20-F to be filed for the year ended December 31, 2008.

If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone), (561) 362-9612 (fax) and steve@swblaw.net (email).

Very truly yours,

/s/ Li Feilie

Li Feilie

Chairman and Chief Executive Officer